Exhibit 99.2

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[Translation]

SHARE EXCHANGE AGREEMENT

Mitsui Chemicals, Inc, (“Mitsui Chemicals”) and ARRK Corporation (“ARRK”) enter into this Share Exchange Agreement (this “Agreement”) on May 14, 2020 (the “Execution Date”) as follows.

Article 1	Share Exchange

Mitsui Chemicals and ARRK shall conduct a share exchange (the “Share Exchange”) in accordance with the provisions of this Agreement, through which Mitsui Chemicals will become the wholly-owning parent company of ARRK and ARRK will become a wholly-owned subsidiary of Mitsui Chemicals, and Mitsui Chemicals shall acquire all of the issued shares of ARRK (excluding shares of ARRK held by Mitsui Chemicals; the same applies hereinafter) by way of the Share Exchange.

Article 2	Trade Names and Addresses of Wholly-owning Parent Company Resulting from Share Exchange and Wholly-owned Subsidiary Resulting from Share Exchange

The trade names and addresses of Mitsui Chemicals and ARRK are as set out below:

(1)	Mitsui Chemicals (wholly-owning parent company resulting from share exchange)
	Trade name:	Mitsui Chemicals, Inc.
	Address:	1-5-2, Higashi-Shimbashi, Minato-ku, Tokyo

(2)	ARRK (wholly-owned subsidiary resulting from share exchange)
	Trade name:	ARRK Corporation
	Address:	2-2-9, Minami Hommachi, Chuo-Ku, Osaka-Shi, Osaka

Article 3	Shares Delivered upon the Share Exchange and Allotment Thereof

1.

Upon the Share Exchange, Mitsui Chemicals shall deliver, in place of the shares of common stock of ARRK, shares of common stock of Mitsui Chemicals to the shareholders of ARRK who are entered or recorded in the shareholder register of ARRK (which means the shareholders after the cancellation of treasury shares of ARRK pursuant to Article 9, and excluding Mitsui Chemicals; the same applies in this Article) at the time (the “Record Time”) immediately prior to the time at which Mitsui Chemicals acquires all of the issued shares of ARRK by way of the Share Exchange, and such delivery shall be in the total number of shares of common stock of ARRK held by such shareholders multiplied by 0.0511.

2.

Mitsui Chemicals shall, upon the Share Exchange, allot shares of common stock of Mitsui Chemicals to the shareholders of ARRK at the ratio of 0.0511 shares of common stock of Mitsui Chemicals per share of common stock of ARRK held by such shareholders (the “Share Exchange Ratio”).

3.

If the number of shares of common stock of Mitsui Chemicals to be allotted by Mitsui Chemicals to the shareholders of ARRK in accordance with the provisions of the preceding two paragraphs includes a fraction of less than one share, Mitsui Chemicals shall treat such fraction in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and ordinances.

Article 4	Amounts of Stated Capital and Capital Reserves of Mitsui Chemicals

The amounts of the stated capital and capital reserves of Mitsui Chemicals to be increased due to the Share Exchange are as set out below:

(1)	Amount of stated capital:	0 yen
(2)	Amount of capital reserves:	Amount separately determined by Mitsui Chemicals pursuant to Article 39 of the Regulations on Corporate Accounts
(3)	Amount of revenue reserves:	0 yen

Article 5	Effective Date

1.

The date on which the Share Exchange becomes effective (the “Effective Date”) shall be August 1, 2020; provided, however, that the Share Exchange will become effective on the condition that the absorption-type merger under the Absorption-type Merger Agreement dated May 14, 2020 between Mitsui Chemical and MC Investment 01 Corporation has become effective.

2.	If it is necessary for the progress of the procedures for the Share Exchange or for other reasons, Mitsui Chemicals and ARRK may change the Effective Date upon agreement through consultation.

Article 6	Approval of Shareholders’ Meeting

1.

Mitsui Chemicals will conduct the Share Exchange without obtaining approval from the shareholders’ meeting prescribed in Article 795, Paragraph 1 of the Companies Act in accordance with the provisions of the main text of Article 796, Paragraph 2 of the Companies Act; provided, however, that if it is necessary to obtain approval for this Agreement from the shareholders’ meeting in accordance with the provisions of Article 796, Paragraph 3 of the Companies Act, Mitsui Chemicals shall request the shareholders’ meeting to give approval for this Agreement no later than the day immediately prior to the Effective Date.

2.

ARRK shall seek approval for this Agreement at the shareholders’ meeting prescribed in Article 783, Paragraph 1 of the Companies Act (the “ARRK Shareholders’ Meeting”) no later than the day immediately prior to the Effective Date.

Article 7	Operation of Business

1.

For the period from the Execution Date to the Effective Date, Mitsui Chemicals and ARRK shall execute their business, and administer and manage their properties with the due care of prudent managers, and shall cause their subsidiaries to perform their business and administer and manage their properties with the due care of prudent managers.

2.

Except as otherwise provided for in this Agreement, if, during the period from the Execution Date to the Effective Date, Mitsui Chemicals or ARRK intends to conduct, or cause its subsidiary to conduct, any act that may materially affect its financial standing, economic standing, rights and obligations, or any other act that may materially affect the execution of the Share Exchange or the Share Exchange Ratio, Mitsui Chemicals and ARRK shall conduct, or cause its subsidiary to conduct, such act upon agreement through mutual consultation in advance.

Article 8	Distribution of Dividends, etc.

1.

Except as provided for in the following paragraph, neither party shall, after the Execution Date, resolve to distribute any dividend with a record date prior to the Effective Date, or to acquire its own shares with an acquisition date prior to the Effective Date (unless either party is required to acquire own shares upon the exercise of the rights by the shareholders under the applicable laws or ordinances).

2.

Notwithstanding the provisions of the preceding paragraph, Mitsui Chemicals may distribute a dividend to the shareholders or registered pledgees of shares entered or recorded in the final shareholder register as of March 31, 2020 up to the amount of 50 yen per share and 9,551,147,600 yen in total. However, Mitsui Chemicals and ARRK may change the distribution amount of such dividend upon separate agreement in writing.

Article 9	Cancellation of Treasury Shares

ARRK shall, at the Record Time, cancel all of its treasury shares held thereby at the Record Time (including treasury shares acquired in response to any demands for purchase of shares that are exercised upon the Share Exchange by dissenting shareholders as prescribed in Article 785, Paragraph 1 of the Companies Act) by the resolution of the meeting of the board of directors held on or before the day immediately prior to the Effective Date.

Article 10	Amendment to this Agreement, etc.

During the period from the Execution Date to the Effective Date, if the share price, the financial standing or business standing of Mitsui Chemicals or ARRK materially changes, if an event that materially interferes with the execution of the Share Exchange occurs or is discovered, or if it otherwise becomes difficult to achieve the purposes of this Agreement due to act of God or any other such event, Mitsui Chemicals and ARRK may amend the conditions of the Share Exchange or other terms of this Agreement, or terminate this Agreement upon agreement through mutual consultation.

Article 11	Effectiveness of this Agreement

If (i) the ARRK Shareholders’ Meeting does not approve this Agreement by the day immediately prior to the Effective Date, (ii) the shareholders’ meeting of Mitsui Chemicals does not approve this Agreement by the day immediately prior to the Effective Date despite it being necessary for Mitsui Chemicals to obtain approval of this Agreement from the shareholders’ meeting in accordance with the provisions of Article 796, Paragraph 3 of the Companies Act, (iii) the relevant governmental agencies and other authorities do not give the approvals or other authorizations necessary for the execution of the Share Exchange as prescribed in applicable laws and ordinances, or (iv) this Agreement is terminated pursuant to the preceding Article, then this Agreement shall cease to be effective.

Article 12	Governing Law and Jurisdiction

1.	This Agreement shall be governed by and construed in accordance with the laws of Japan.

2.	If any dispute arises in relation to the performance or interpretation of this Agreement, the Tokyo District Court shall have exclusive jurisdiction as the court of first instance.

Article 13	Consultation

If any doubt arises regarding any matter not described in this Agreement or regarding the content of this Agreement, Mitsui Chemicals and ARRK shall attempt to resolve that doubt through consultation in good faith.

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IN WITNESS WHEREOF, Mitsui Chemicals and ARRK have caused this Agreement to be signed and sealed in duplicate, and each party shall retain one original.

May 14, 2020

Mitsui Chemicals:	Osamu Hashimoto [seal]
Representative Director, President & CEO Mitsui Chemicals, Inc. 1-5-2 Higashi-Shimbashi, Minato-ku, Tokyo

ARRK:	Atsushi Komoriya [seal] Representative Director, President & CEO ARRK Corporation 2-2-9 Minami Hommachi, Chuo-ku, Osaka-shi. Osaka